Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Heinz Schmidt
	Phone:	+ 1 781 402 9000
Ext.: 4518
	Fax:	+ 1 781 402 9741
	E-mail:	ir@fmc-ag.com

	Internet:	http://www.fmc-ag.com

August 3, 2006

Fresenius Medical Care Reports Second Quarter and Six Months 2006 Results;

Outlook for 2006 Upgraded

Summary Second Quarter 2006:

Net revenue	$2,165 million	+ 29%

Operating income (EBIT)	$372 million	+ 56%
Operating income (EBIT) excluding SFAS 123(R) and one-time items	$340 million	+ 42%

Net income	$130 million	+ 12%
Net income excluding SFAS 123(R) and one-time items	$139 million	+ 19%

Bad Homburg, Germany – August 3, 2006 – Fresenius Medical Care AG & Co. KGaA (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced the results for the second quarter and the first six months 2006.

Second Quarter 2006:

Please note, the result of operations of Renal Care Group (RCG) are consolidated from April 1, 2006 onwards.

Revenue

Total revenue for the second quarter 2006 compared to the second quarter 2005 increased by 29% (30% at constant currency) to $2,165 million. Total organic revenue growth worldwide was 9%. Dialysis Services revenue grew by 38% to $1,652 million (38% at constant currency) in the second quarter of 2006. Dialysis Product revenue increased by 9% to $514 million (9% at constant currency) in the same period. Excluding Renal Care Group (RCG) and the divested dialysis clinics in conjunction with the acquisition of RCG, revenue for the second quarter 2006 grew by 9%.

North America revenue increased by 38% to $1,561 million. Dialysis Services revenue increased by 43% to $1,428 million. Average revenue per treatment for the U.S. clinics increased by 8% to $317 in the second quarter 2006 as compared to $294 for the same quarter in 2005. Dialysis Product revenue increased by 5% to $133 million led by strong sales of our 2008K hemodialysis machines and single-use dialyzer sales (Carepak™). Excluding RCG and the related divestitures, the dialysis product revenue increased by 10% versus last year.

International revenue was $604 million, an increase of 11% (11% at constant currency) as compared to the second quarter of 2005. Dialysis Services revenue reached $224 million, an increase of 12% (13% at constant currency). Dialysis Product revenue increased by 10% to $380 million (10% at constant currency), led by strong machine (both the 4008 and 5008 series) sales.

Earnings

Operating income (EBIT) increased by 56% to $372 million, including a $39 million gain from the divestiture of dialysis clinics in conjunction with the regulatory approval for the acquisition of RCG. In addition, operating income for the second quarter 2006 includes $3 million of costs related to the change of accounting principles for stock options (SFAS 123R) and $4 million of one-time costs associated with the restructuring of RCG and the transformation of Fresenius Medical Care’s legal form and related legal fees.

Excluding these costs and the gain from the divestiture, operating income for the second quarter 2006 increased by 42% to $340 million resulting in an operating margin of 15.7%. For the second quarter 2005 the operating margin was 14.3%.

Compared with the second quarter 2005, the operating margin in North America increased by 180 basis points to 15.8% due to  the consolidation of RCG, an increase in the revenue per treatment and strong demand for dialysis products. In the International segment, the operating margin increased by 120 basis points to 18.0%. The strong operational performance in the International segment was driven by strong product sales in all regions and positively impacted by improvements in key countries in Latin America and Asia-Pacific.

Net interest expense for the second quarter 2006 was $100 million compared to $43 million in the same quarter of 2005. This increase is absolutely in line with expectations and is purely the result of the debt financing for the RCG acquisition.

Income tax expense was $135 million in the second quarter of 2006 as compared to $79 million in the second quarter 2005, reflecting effective tax rates of 49.6% and 40.4%, respectively. The tax rate has been impacted in the second quarter by tax payments in connection with the divestiture of dialysis clinics in the U.S. and the change of accounting principles for stock options (SFAS 123R). Excluding this impact, the tax rate was at 38.8%.

Net income for the second quarter 2006 was $130 million, an increase of 12%. Excluding one-time costs and SFAS 123(R), the net income increased on a comparable basis by 19% to $139 million.

Earnings per share (EPS) for the second quarter of 2006 rose by 10% to $1.32 per ordinary share ($0.44 per American Depositary Share (ADS)), as compared to $1.20 ($0.40 per ADS) for the second quarter of 2005. The weighted average number of shares outstanding for the second quarter of 2006 was approximately 98.0 million shares, as compared to 96.4 million shares for the second quarter 2005. The increase in shares outstanding results from stock option exercises in 2005 and in the first half of 2006.

Cash Flow

In the second quarter of 2006, the Company generated $165 million in cash from operations, compared to $130 million last year. Cash from operations in the second quarter includes $75 million net tax payments related to the divestiture of clinics and the RCG acquisition. Excluding these tax payments, the underlying cash from operations in the second quarter 2006 was $240 million, or 11.1% of revenue. The strong cash flow generation was supported by reductions in Days Sales Outstanding (DSO) and increased earnings.

A total of $95 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $70 million compared to $72 million in the second quarter of 2005. Excluding tax payments related to the divestiture of clinics the underlying Free Cash Flow before acquisitions in the second quarter 2006 was $145 million. A total of $24 million in cash was used for acquisitions excluding the RCG acquisition.

First Half 2006:

Earnings and Revenue

In the first half of 2006, net income was $246 million, up 10% from the first half of 2005. Excluding costs related to the change of accounting principles for stock options (SFAS 123R) and one-time items net income increased by 19% to $266 million.

Net revenue was $3,912 million, up 19% from the first half of 2005. Adjusted for currency, net revenue rose 20% in the first half of 2006. Excluding Renal Care Group and the divested clinics revenue for the first half of 2006 grew by 10%.

Operating income (EBIT) increased by 34% to $616 million. Operating income for the first half of 2006 includes $29 million of income as a result of the gain from the clinic divestitures, net of costs mainly related to the RCG restructuring and the change of accounting principles for stock options.

Excluding these costs, operating income for the first half of 2006 increased by 28% to $587 million. This performance resulted in an operating margin of 15.0% as compared to 14.0% for the first half of 2005.

Net interest expense for the first six months of 2006 was $156 million as a result of the write-off of deferred financing costs related to the 2003 senior credit facility of $15 million and one quarter worth of additional interest expense, both in conjunction with the financing of the RCG acquisition. Income tax expense was $206 million in the first half of 2006 as compared to $149 million in the same period in 2005, reflecting effective tax rates of 44.8% and 39.8%, respectively. The tax rate has been impacted by tax payments in connection with the gain on divestiture of dialysis clinics in the U.S. and the change of accounting principles for stock options (SFAS 123R). Excluding this impact, the tax rate was at 38.5%.

For the first half of 2006, earnings per ordinary share rose by 9% to $2.51 ($0.84 per ADS). The weighted average number of shares outstanding during the first half of 2006 was approximately 97.9 million.

Cash Flow

Cash from operations during the first half of 2006 was $327 million as compared to $268 million in the first half of 2005. Cash from operations in the first half of 2006 includes $75 million net tax payments related to the divestiture of clinics and the RCG acquisition. Excluding these tax payments the underlying cash from operations was $402 million in the first half of 2006. The increase compared to prior year was mainly due to strong collection of receivables, improvements in earnings and lower income tax payments for prior years.

A total of $160 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first half of 2006 was $167 million as compared to $171 million in the first half of 2005. Excluding tax payments due to the divestiture of clinics the underlying Free Cash Flow before acquisitions in the first half of 2006 was $242 million. A total of $35 million in cash was used for acquisitions other than the RCG acquisition in the first half of 2006.

For a complete overview of the second quarter and the first half of 2006, please refer to the appendix.

Patients - Clinics - Treatments

As of June 30, 2006, Fresenius Medical Care treated 161,675 patients worldwide, which represents a 26% increase in patients compared to the second quarter of last year. North America provided dialysis treatments for 117,830 patients (up 33%) and the International segment served 43,845 patients (up 11%).

As of June 30, 2006, the Company operated a total of 2,078 clinics worldwide, comprised of 1,540 clinics, an increase of 34% in North America, and 538 clinics, an increase of 8%, in the International segment.

Fresenius Medical Care delivered approximately 11.18 million dialysis treatments worldwide, which represents an increase of 16% year over year. North America accounted for 7.84 million treatments, an increase of 19%, and the International segment delivered 3.34 million treatments, an increase of 11% over last year.

Employees

As of June 30, 2006, Fresenius Medical Care employed 55,243 people (full-time equivalents) worldwide after 47,521 at the end of 2005. The increase of 7,722 employees is primarily due to the acquisition of Renal Care Group.

Renal Care Group Acquisition

As expected, Fresenius Medical Care completed the sale of additional 9 dialysis clinics in Illinois on June 30, 2006 after receiving the Illinois regulatory approval.

Outlook for 2006 Upgraded

Based on the strong performance in the first half of 2006, the Company upgrades its guidance for the full year 2006. After expecting to report a revenue of about $8.1 billion, the Company now expects a revenue for 2006 of about $8.3 billion.

The Company also upgrades its outlook for reported net income for 2006. After expecting a net income between $515 million and $535 million, the Company now expects to report a net income of at least $542 million, which represents an increase of  at least 15% over the 2005 level.

In order to show the underlying performance of the Company, the guidance does not take into effect any expected one-time items and the change of accounting principle for stock options - SFAS 123(R) in the fiscal year 2006.

After previously assuming the after tax impact of one-time items and SFAS 123(R) to be about $60 million the Company now expects this impact to be about $40 million for the full year 2006.

In addition, the Company confirms its guidance on capital expenditures and acquisition spending to be approximately $550 million in 2006.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our second quarter and half year financial results were excellent and exceeded expectations. We continue to see earnings growth momentum which is based on the success of our global business strategies and the dedication of our employees. In addition, Renal Care Group is continuing to perform very well and our integration is well underway and on track. We are pleased that all regions and business segments grew at or above market. North America and Europe, which represent over ninety percent of our business, continued their strong growth in both the products and services segments. Based on the strong start in 2006, we have raised our revenue and net income guidance for 2006.”

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the second quarter and the first half of 2006 on August 3, 2006, at 3.15 p.m. CEDT / 9.15 a.m. EDT. The Company invites investors to view the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,078 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,675 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

Statements of Earnings

(in US-$ thousands, except	Three Months Ended			Six Months Ended
share and per share data)	June 30,			June 30,
(unaudited)	2006	2005	% Change	2006	2005	% Change

Net revenue
Dialysis Care	1,651,665	1,200,647	37.6%	2,924,198	2,363,108	23.7%
Dialysis Products	513,767	473,040	8.6%	988,164	919,582	7.5%
Total net revenue	2,165,432	1,673,687	29.4%	3,912,362	3,282,690	19.2%

Cost of revenue	1,436,387	1,116,611	28.6%	2,605,027	2,216,869	17.5%
Gross profit	729,045	557,076	30.9%	1,307,335	1,065,821	22.7%
Selling, general and administrative	383,487	305,828	25.4%	705,158	581,342	21.3%
Gain on sale of dialysis clinics	(38,975)	—		(38,975)	—
Research and development	12,759	13,143	-2.9%	25,533	26,391	-3.3%
Operating income (EBIT)	371,774	238,105	56.1%	615,619	458,088	34.4%

Interest income	(9,396)	(3,709)	153.3%	(14,205)	(5,954)	138.6%
Interest expense	108,697	46,349	134.5%	169,701	90,881	86.7%
Interest expense, net	99,301	42,640	132.9%	155,496	84,927	83.1%
Earnings before income taxes and minority interest	272,473	195,465	39.4%	460,123	373,161	23.3%
Income tax expense	135,114	78,874	71.3%	206,247	148,517	38.9%
Minority interest	7,863	587		8,343	1,169
Net income	129,496	116,004	11.6%	245,533	223,475	9.9%

Operating income (EBIT)	371,774	238,105	56.1%	615,619	458,088	34.4%
Depreciation and amortization	80,584	61,617	30.8%	141,842	121,328	16.9%
EBITDA	452,358	299,722	50.9%	757,461	579,416	30.7%

Total bad debt expenses	48,226	35,015		77,848	64,998

Earnings per ordinary share	$1.32	$1.20	10.2%	$2.51	$2.31	8.7%
Earnings per ordinary ADS	$0.44	$0.40	10.2%	$0.84	$0.77	8.7%

Weighted average number of shares
Ordinary shares	96,771,675	70,000,000		96,700,941	70,000,000
Preference shares	1,186,475	26,406,901		1,165,436	26,368,725

Percentages of revenue
Cost of revenue	66.3%	66.7%		66.6%	67.5%
Gross profit	33.7%	33.3%		33.4%	32.5%
Selling, general and administrative	17.7%	18.3%		18.0%	17.7%
Gain on sale of dialysis clinics	-1.8%			-1.0%
Research and development	0.6%	0.8%		0.7%	0.8%
Operating income (EBIT)	17.2%	14.2%		15.7%	14.0%

Interest expense, net	4.6%	2.5%		4.0%	2.6%
Earnings before income taxes and minority interest	12.6%	11.7%		11.8%	11.4%
Income tax expense	6.2%	4.7%		5.3%	4.5%
Minority interest	0.4%	0.0%		0.2%	0.0%
Net income	6.0%	6.9%		6.3%	6.8%

EBITDA	20.9%	17.9%		19.4%	17.7%

Fresenius Medical Care

Segment and Other Information

(in US-$ million)	Three Months Ended June 30,			Six Months Ended June 30,
(unaudited)	2006	2005	% Change	2006	2005	% Change

Net revenue
North America	1,561	1,127	38.5%	2,754	2,215	24.3%
International	604	547	10.6%	1,158	1,068	8.5%
Total net revenue	2,165	1,674	29.4%	3,912	3,283	19.2%

Operating income (EBIT)
North America	283	157	80.0%	447	304	47.3%
International	109	92	18.2%	205	174	17.4%
Corporate	(20)	(11)	78.8%	(36)	(20)	83.5%
Total operating income (EBIT)	372	238	56.1%	616	458	34.4%

Operating income (EBIT) in percentage of revenue
North America	18.1%	14.0%		16.2%	13.7%
International	18.0%	16.8%		17.7%	16.3%
Total	17.2%	14.2%		15.7%	14.0%

Excluding SFAS 123(R) and one-time items (1)
Operating income (EBIT)
North America	246	157	56.8%	411	304	35.3%
International	109	92	18.2%	205	174	17.4%
Corporate	(15)	(10)	54.6%	(29)	(19)	51.5%
Total operating income (EBIT)	340	239	42.0%	587	459	27.9%

Operating income in percentage of revenue
North America	15.8%	14.0%		14.9%	13.7%
International	18.0%	16.8%		17.7%	16.3%
Total	15.7%	14.3%		15.0%	14.0%

Employees
Full-time equivalents (June 30 compared to Dec. 31)				55,243	47,521

(1) Costs related to the change of accounting principles for stock options (SFAS 123 R), the gain on sale of FTC mandated clinics, one-time costs associated with the transformation of legal form and the RCG restructuring costs.

Fresenius Medical Care

Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures

	Three Months Ended June 30,			Six Months Ended June 30,
(in US-$ million) (unaudited)	2006	2005	% Change	2006	2005	% Change

Operating performance excluding SFAS 123(R) and one-time items(1)
Operating income (EBIT)	372	238	56%	616	458	34%
SFAS 123 (R) and one-time items(2)	(32)	1		(29)	1
Operating income (EBIT) excluding SFAS 123(R) and one-time items(1)	340	239	42%	587	459	28%
Percent of revenue	15.7%	14.3%		15.0%	14.0%

Net income	130	116	12%	246	223	10%
SFAS 123 (R) and one-time items(2)	9	1		20	1
Net income excluding SFAS 123(R) and one-time items(1)	139	117	19%	266	224	19%

Segment information North America
Net revenue	1,561	1,127
Costs of revenue and research and development	1,077	798
Selling, general and administrative	240	172
Costs of revenue and operating expenses	1,317	970
Gain on sale of dialysis clinics	(39)	—
Operating income (EBIT)	283	157
One-time items(3)	(37)	—
Operating income (EBIT) excluding one-time items	246	157

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	248	218
less internal sales	(115)	(91)
Dialysis Products external sales	133	127
International
Dialysis Products revenue incl. internal sales	432	392
less internal sales	(51)	(46)
Dialysis Products external sales	381	346

Reconciliation of cash flow from operating activities to EBITDA
Total EBITDA				757	579
Interest expense, net				(156)	(85)
Income tax expense				(206)	(149)
Change in working capital and other non cash items				(68)	(77)
Net cash provided by operating activities				327	268

Annualized EBITDA (4)
Operating income (EBIT) last twelve months				1,236	900
Depreciation and amortization last twelve months				324	240
Non-cash charges				21	10
Annualized EBITDA				1,581	1,150

(1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care´s underlying operating performance.

(2) Costs related to the change of accounting principles for stock options (SFAS 123 R), the gain on sale of FTC mandated clinics, one-time costs associated with the transformation of legal form, the RCG restructuring costs and the write-off of deferred financial costs related to the 2003 senior credit facility in conjunction with the RCG acquisition.

(3) The gain on sale of FTC mandated divestitures and RCG restructuring costs.

(4) EBITDA 2006: Pro forma numbers including RCG, after FTC mandated divestitures, excluding one-time costs for the acquisition, excluding the gain on sale of FTC mandated clinics and RCG restructuring costs.

Fresenius Medical Care

Balance Sheet

	June 30,	December 31,
(in US-$ million)	2006	2005
	(unaudited)

Assets
Current assets	3,080	2,461
Intangible assets	7,558	4,043
Other non-current assets	2,004	1,479
Total assets	12,642	7,983

Shareholders’ equity and liabilities
Current liabilities	2,195	1,578
Long-term liabilities	5,959	2,431
Shareholders’ equity	4,488	3,974
Total shareholders’ equity and liabilities	12,642	7,983

Equity/assets ratio:	35%	50%

Debt
Short-term borrowings	282	151
Short-term borrowings from related parties	2	19
Current portion of long-term debt and capital lease obligations	162	126
Long-term debt and capital lease obligations, less current portion	4,027	707
Trust Preferred Securities	1,225	1,188
Total debt	5,698	2,191

Fresenius Medical Care

Cash Flow Statement

Six Months Ended June 30,
(in US-$ million)
(unaudited)	2006	2005

Operating activities
Net income	246	223
Depreciation / amortization	141	121
Change in working capital and other non cash items	15	(76)
Net tax payments related to clinic divestitures and RCG acquisition	(75)	—
Cash Flow from operating activities	327	268

Investing activities
Purchases of property, plant and equipment	(173)	(105)
Proceeds from sale of property, plant and equipment	13	8
Capital expenditures, net	(160)	(97)
Free Cash Flow	167	171

Acquisitions, net of cash acquired	(4,194)	(52)
Proceeds from divestitures	505	—
Free Cash Flow after investing activities	(3,522)	119

Financing activities
Change in accounts receivable securitization program	131	27
Change in intercompany debt	(18)	40
Change in other debt	3,237	(54)
Proceeds from exercise of stock options	22	8
Proceeds from conversion of preference shares into ordinary shares	307	—
Change in minority interests	(6)	—
Dividends paid	(154)	(137)
Cash Flow from financing activities	3,519	(116)

Effects of exchange rates on cash	19	(5)
Net increase (decrease) in cash	16	(2)

Cash at beginning of period	85	59
Cash at end of period	101	57

Fresenius Medical Care

Quarterly Performance Scorecard - Revenue

Three months ended June 30,
(in US-$ thousands, except per treatment revenue)	2006	cc	2005	cc

North America
Net revenue	1,560,638		1,126,953
Growth year-over-year	38.5%		6.3%

Dialysis Care	1,427,907		1,000,176
Growth year-over-year	42.8%		5.3%
U.S. per treatment	317		294
Per treatment	314		292
Sequential growth	2.3%		0.1%
Growth year-over-year	7.7%		1.5%

Dialysis Products
incl. internal sales	247,610		217,819
Growth year-over-year	13.7%		6.1%
External sales	132,731		126,777
Growth year-over-year	4.7%		14.9%

International
Net revenue	604,793		546,735
Growth year-over-year	10.6%	11.1%	11.2%	5.6%

Dialysis Care	223,758		200,470
Growth year-over-year	11.6%	12.8%	13.1%	7.2%
Per treatment	132	133	130	123
Sequential growth	1.7%		-1.6%
Growth year-over-year	1.3%	2.3%	6.0%	0.4%

Dialysis Products
incl. internal sales	431,642		391,637
Growth year-over-year	10.2%	10.4%	11.3%	5.7%
External sales	381,035		346,265
Growth year-over-year	10.0%	10.1%	10.1%	4.7%

cc = at constant exchange rates

Fresenius Medical Care

Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended June 30,	2006	2005

North America
Number of treatments	4,462,618	3,355,159
Treatments per day	57,209	43,009
Per day sequential growth	30.5%	1.9%
Per day year-over-year growth of which:	33.0%	3.9%
- Acquisition RCG	33.9%	—
- FTC divestitures	-3.1%	—
- Other acquisitions	1.0%	1.1%
- Same market growth year-over-year	1.6%	3.6%
- Adjustment for closed/sold facilities	-0.4%	-0.8%

International
Number of treatments	1,697,618	1,540,433
Same market growth year-over-year	7.9%	7.9%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended June 30,	2006	2005

North America
Costs of revenue and operating expenses
Percent of revenue (1)	84.4%	86.0%
Gain on sale of dialysis clinics
Percent of revenue	-2.5%	0.0%
Selling, general and administrative
Percent of revenue (1)	15.4%	15.3%
Bad debt expenses
Percent of revenue	2.9%	3.0%
Dialysis Care operating expenses/Treatment (in US-$)	263	253
Sequential growth	0.1%	-0.1%
Growth year-over-year	4.2%	0.7%

Total Group
Costs of revenue and operating expenses
Percent of revenue (2)	84.6%	85.8%
Gain on sale of dialysis clinics
Percent of revenue	-1.8%	—
Selling, general and administrative
Percent of revenue (2)	17.7%	18.3%
Effective tax rate	49.6%	40.4%

(1) Includes 0.2% RCG restructuring costs.

(2) Includes 0.3% related to change in accounting principles for stock options (SFAS 123 (R)), one-time costs associated with the transformation of legal form and RCG restructuring costs.

Fresenius Medical Care

Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended June 30,
(in US-$ thousands, except number of de novos)	2006	2005

Total Group
Operating Cash Flow	165,419	129,645
Percent of revenue	7.6%	7.7%

Free Cash Flow before acquisitions	70,387	72,240
Percent of revenue	3.3%	4.3%

Acquisitions, net	243,579	29,726

Divestitures	(505,386)	0

Capital expenditures, net	95,032	57,405
Percent of revenue	4.4%	3.4%

Maintenance	48,162	30,138
Percent of revenue	2.2%	1.8%

Growth	46,870	27,267
Percent of revenue	2.2%	1.6%

Number of de novos	25	14
North America	17	7
International	8	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended June 30,	2006	2005

Total Group
Debt (in US-$million)	5,698	2,388
Debt/EBITDA	3.6	2.1

North America
Days sales outstanding	59	65
Sequential development	-1.7%	-1.5%
Year-over-year development	-9.2%	-5.8%

International
Days sales outstanding	119	123
Sequential development	1.7%	0.0%
Year-over-year development	-3.3%	0.8%

Fresenius Medical Care

Quarterly Performance Scorecard

Three months ended June 30,	2006	2005

Clinical Performance (FME only)
North America (U.S.)
Urea reduction >= 65%	91%	90%
Single Pool Kt/v > 1.2	94%	94%
Hemoglobin >= 11g/dl	81%	80%
Albumin >= 3.5 g/dl*	80%	79%
Hospitalization days per patient (12 months ending June 30,)	11.5	12.0

Demographics (FME only)
North America (U.S.)
Average age (yr)	61	61
Average time on dialysis (yr)	3.4	3.4
Average body weight (kg)	77	77
Prevalence of diabetes	52%	52%

* International standard BCR CRM470